Exhibit 99.64

Bureau of Cannabis Control (833) 768-5880 Adult-Use and Medicinal - Retailer License Provisional Storefront LICENSE NO: C10-0000389-LIC LEGAL BUSINESS NAME: THE POTTERY PREMISES: 5042 VENICE BLVD LOS ANGELES, CA 90019-5310 VALID: 7/9/2019 EXPIRES: 7/8/2021 Non-Transferable Prominently display this license  as required by Title 16 CCR § 5039

Scan to verify this license. Valid: 7/9/2019 Expires: 7/8/2021 License No: C10-0000389-LIC Legal Business Name: THE POTTERY Premises Address: 5042 VENICE BLVD LOS ANGELES, CA 900195310 1.  Use your smartphone camera to scan the QR code for licensing information. 2.  If your camera doesn’t have scanning functionality, you can look up a location at CApotcheck.com using license number C10-0000389-LIC.